BRONZE MARKETING, INC.
No 8, Huaye Road, Dongbang Industrial Park
Changshu, China, 215534
(86) 512-52686688

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 5, 2007 to the holders of record at the close of business on January 31, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) and Series A Voting Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”) of Bronze Marketing, Inc., a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Share Exchange Agreement, dated as of September 7, 2006, by and among the Company (as successor to BTHC III, Inc.), Sutor Steel Technology Co., Ltd., a British Virgin Islands company (“Sutor”) and the stockholders of Sutor, as amended (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on February 1, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on November 8, 2006.

On the Record Date, 1,500,000 shares of Common Stock were issued and outstanding and the holders thereof are entitled to cast one vote per share. On the Record Date, 155,122 shares of Series A Preferred Stock were issued and outstanding and the holders thereof are entitled to cast 98 votes per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On November 7, 2006, the Company entered into an Assignment Agreement with BTHC III, Inc., a Nevada corporation (“BTHC”), whereby the Company agreed to assume all of BTHC’s rights, obligations and duties under a Share Exchange Agreement, dated September 7, 2006, between BTHC, Sutor and the stockholders of Sutor. Pursuant to the Share Exchange Agreement, on the Closing Date, the Company acquired all of the issued and outstanding shares of the capital stock of Sutor in exchange for 323,380.52 shares of the Series B Voting Convertible Preferred Stock of the Company (the “Series B Preferred Stock”), representing in the aggregate approximately 85.2% of the issued and outstanding equity interest and voting rights of the Company. The consummation of the transactions contemplated by the Share Exchange Agreement resulted in a change of control of the Company.

On the Closing Date, Mr. Thomas G. Kimble submitted his resignation from the Board of Directors and Ms. Lifang Chen was appointed to the Board of Directors effective on the Closing Date. On the Closing Date, Mr. Timothy P. Halter also submitted his resignation from the Board of Directors which will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each current director of the Company prior to and following the closing of the Share Exchange Agreement;

•	each of the named executive officers of the Company listed below in the table under the caption “Executive Compensation” prior to and following the closing of the Share Exchange Agreement; and

•	all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Bronze Marketing, Inc., No 8, Huaye Road, Dongbang Industrial Park, Changshu, China, 215534.
.
Name and Address of Beneficial Owner	Before Closing of the Share Exchange Agreement					After Closing of the Share Exchange Agreement

	Number and Title of Shares Beneficially Owned(1)	% Common Stock(2)	% Series A Preferred Stock(3)	% Series B Preferred Stock(4)	% Total Capital Stock(5,6)	Number and Title of Shares Beneficially Owned(1)	% Common Stock(2)	% Series A Preferred Stock(3)	% Series B Preferred Stock(4)	% Total Capital Stock(5,6)

Halter Financial Investments, L.P. 12890 Hill Top Road Argyle, Texas 76226	135,000 (Series A Preferred Stock)	*	87.0%	*	79.2%	135,000 (Series A Preferred Stock)	*	87.0%	*	3.5%
Timothy P. Halter(7) 12890 Hill Top Road Argyle, Texas 76226	135,000 (Series A Preferred Stock)	*	87.0%	*	79.2%	135,000 (Series A Preferred Stock)	*	87.0%	*	3.5%
David Brigante(7) 12890 Hill Top Rd Argyle, Texas 76226	135,000 (Series A Preferred Stock)	*	87.0%	*	79.2%	135,000 (Series A Preferred Stock)	*	87.0%	*	3.5%
George Diamond(7) 12890 Hill Top Road Argyle, Texas 76226	135,000 (Series A Preferred Stock)	*	87.0%	*	79.2%	135,000 (Series A Preferred Stock)	*	87.0%	*	3.5%
Marat Rosenberg(7) 12890 Hill Top Road Argyle, Texas 76226	135,000 (Series A Preferred Stock)	*	87.0%	*	79.2%	135,000 (Series A Preferred Stock)	*	87.0%	*	3.5%
Jingshi Cai	9,452 (Series A Preferred Stock)	*	6.1%	*	5.5%	9,452 (Series A Preferred Stock)	*	6.1%	*	*
Thomas G. Kimble(8) 311 South Street Suite 440 Salt Lake City, Utah 84111	450,000 (Common Stock)	30.0%	*	*	2.7%	450,000 (Common Stock)	30.0%	*	*	*
Lynn Dixon 311 South Street Suite 440 Salt Lake City, Utah 84111	400,000 (Common Stock)	26.7%	*	*	2.4%	400,000 (Common Stock)	26.7%	*	*	*
Heather Hamby 311 South Street Suite 440 Salt Lake City, Utah 84111	500,000 (Common Stock)	33.3%	*	*	3.0%	500,000 (Common Stock)	33.3%	*	*	*
Lifang Chen	-0-	*	*	*	*	323,380.52 (Series B Prefered Stock(9)	*	*	89.0%	85.2%
Yongfei Jiang	-0-	*	*	*	*	-0-	*	*	*	*
Guoxiang Ni	-0-	*	*	*	*	-0-	*	*	*	*
Feng Gao	-0-	*	*	*	*	323,380.52 (Series B Prefered Stock(10)	*	*	89.0%	85.2%
Directors and officers as a group	450,000 (Common Stock) 135,000 (Series A Preferred Stock)	30.0%	87.0%	*	81.9%	135,000 (Series A Preferred Stock) 323,380.52 (Series B Preferred Stock)	*	87.0%	89.0%	88.7%
* Less than 1%

(1)
Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock.

(2)	Based on 1,500,000 issued and outstanding as of the Record Date and as of the Closing Date.

(3)
As of the Record Date and the Closing Date, 155,122 shares of Series A Preferred Stock were issued and outstanding. Shares of Series A Preferred Stock are convertible into shares of the Company’s Common Stock on the basis of one share of Series A Preferred Stock for 98 shares of Common Stock. Holders of Series A Preferred Stock vote with the holders of Common Stock on all matters on an as converted to Common Stock basis. Each share of Series A Preferred Stock is entitled to 98 votes per share whereas each share of Common Stock is entitled to one vote per share.

(4)
No shares of Series B Preferred Stock were issued and outstanding as of the Record Date and 362,854.20 shares of Series B Preferred Stock were issued and outstanding as of the Closing Date. Shares of Series B Preferred Stock are currently convertible into shares of Common Stock on the basis of one share of Series B Preferred Stock for 1,000 shares of Common Stock, which will be adjusted to a conversion ratio of one share of Series B Preferred Stock for 100 shares of Common Stock upon the effectiveness of a planned 1-for-10 reverse split of the Company’s outstanding Common Stock. All shares of Series B Preferred Stock will be automatically converted into Common Stock on the first trading day following the effectiveness of such reverse stock split. Holders of Series B Preferred Stock vote with the holders of Common Stock on all matters on an as-converted to Common Stock basis.

(5)
Percentage of Total Capital Stock represents total ownership with respect to all shares of our Common Stock, Series A Preferred Stock and Series B Preferred Stock, as a single class and on an as-converted to Common Stock basis.

(6)
Based on 16,701,950 shares of capital stock, on an as-converted to Common Stock basis, issued and outstanding as of the Record Date and 379,556,154 shares of capital stock, on an as-converted to Common Stock basis, issued and outstanding as of the Closing Date.

(7)
Includes 135,000 shares of Series A Preferred Stock owned by Halter Financial Investments, L.P. (“HFI”). HFI is a Texas limited partnership of which Halter Financial Investments GP, LLC, a Texas limited liability company, is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P., a Texas limited partnership, of which TPH Capital GP, LLC, a Texas limited liability company, is the general partner, of which Timothy P. Halter (our officer and director until the closing of the Share Exchange Agreement) is the sole member; (ii) Bellfield Capital, L.P., a Texas limited partnership, of which Bellfield Capital Management, LLC, a Texas limited liability company, is the sole general partner, of which David Brigante is the sole member; (iii) Colhurst Capital LP, a Texas limited partnership, of which Colhurst Capital GP, LLC, a Texas limited liability company, is the general partner, of which George L. Diamond is the sole member; and (iv) Rivergreen Capital, LLC, a Texas limited liability company, of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI. Beneficial and percentage ownership information is based on information contained in Schedule 13D filed with the SEC on November 6, 2006 by the Company on behalf of the foregoing persons.

(8)
Thomas Kimble was the Company’s director until the Closing Date. Beneficial and percentage ownership information is based on information contained in Form 3 filed with the SEC on April 11, 2006 by the Company on behalf of Mr. Kimble.

(9)	Includes 190,794.51 shares of Series B Preferred Stock owned by Feng Gao, Ms. Chen’s husband.

(10)	Includes 132,586.01 shares of Series B Preferred Stock owned by Lifang Chen, Mr. Gao’s wife and the Company’s Chairman.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, Mr. Thomas G. Kimble submitted his resignation from the Board of Directors of the Company and Mr. Kimble and Mr. Timothy P. Halter, the two members of the Board of Directors, appointed Ms. Lifang Chen, the chairman of Sutor, to the Board of Directors. Mr. Kimble’s resignation and the appointment of Ms. Chen to the Board of Directors became effective on the Closing Date. On the Closing Date, Mr. Timothy P. Halter also submitted his resignation from the Board of Directors of the Company. Mr. Halter’s resignation will be effective on the Effective Date.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Share Exchange Agreement, the Board of Directors consisted of Timothy P. Halter and Thomas G. Kimble, who were elected to serve until their successors are duly elected and qualified or until the next annual meeting of the Company’s stockholders. Mr. Kimble submitted his resignation letter effective as of the Closing Date and Ms. Lifang Chen has been appointed as the succeeding director of the Company, effective as of the Closing Date. Mr. Halter has submitted a letter of resignation from the Company’s Board of Directors which will become effective on the Effective Date. On the Closing Date, the Board of Directors also appointed the new executive officers as listed below.

The names of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position
Timothy P. Halter	40	Director (1)

Lifang Chen	34	Chairman (2)

Guoxiang Ni	37	Chief Executive Officer and President

Yongfei Jiang	28	Chief Financial Officer, Treasurer and Secretary

Liuhua Guo	36	Chief Technology Officer
___________________

(1)	Current director until the Effective Date.

(2)	Incoming director, effective on the Closing Date.

Lifang Chen. Ms. Chen became the Company’s Chairman on February 1, 2007. She has been the Chairman of the Company’s subsidiaries, Changshu Huaye Steel Strip Co., Ltd. (“Changshu Huaye”) and Jiangsu Cold-Rolled Technology Co., Ltd. (“Jiangsu Cold-Rolled”), since 2003 and is responsible for the strategic planning of these two companies. From 2000 to December 2006, Ms. Chen served as the Vice President of Shanghai Huaye Iron & Steel Group Co., Ltd (“Shanghai Huaye”). From 1993 to 2001, Ms. Chen served as the deputy director of the civil administrative bureau of Xiaoshan District, Hangzhou city. She has extensive experience in enterprise management and received a MBA from Hong Kong Technology University and Shanghai Marketing International Business School.

Guoxiang Ni. Mr. Ni has been the Company’s CEO and President since February 1, 2007. He was the founder of Changshu Huaye and Jiangsu Cold-Rolled. He has been the CEO of Changshu Huaye and Jiangsu Cold-Rolled since 2003 and is responsible for Changshu Huaye and Jiangsu Cold-Rolled’s overall operation. From 1995 to 2002, Mr. Ni served as the Vice President of Shanghai Huaye where he was responsible for general management and operation. Before joining Shanghai Huaye, Mr. Ni worked as the Vice President of Hangzhou Qianjiang Clothing Manufacturing Company where he was responsible for the management of production. Mr. Ni was awarded Suzhou Outstanding Enterpriser in 2006. He has a MBA from Hong Kong Technology University.

Yongfei Jiang. Mr. Jiang became the Company’s Chief Financial Officer, Treasurer and Secretary on February 1, 2007 and has been the Chief Financial Officer of Changshu Huaye and Jiangsu Cold-Rolled since 2003. From 2002 to 2003, Mr. Jiang served as the accounting manager of Guangzhou Huaye Trading Co., Ltd, a subsidiary of Shanghai Huaye, where he was responsible for the financial and capital management. Between 1999 to 2002, Mr. Jiang worked as an accountant at Zhejiang Guofeng Seal Material Plc., an equipment manufacturer. Mr. Jiang has 8 years of experience in corporate accounting and finance.

Liuhua Guo. Mr. Guo became the Company’s Chief Technology Officer on February 1, 2007 and has served as the Vice President of Changshu Huaye and Jiangsu Cold-Rolled since 2003. Mr. Guo is responsible for the management of production and supervision of the construction of the production lines in both Changshu Huaye and Jiangsu Cold-Rolled. From 1998 to 2002, he worked as the Deputy CTO at Bao Steel Group Yichang Huangshi Galvanized Steel Strip Co., Ltd. where he was responsible for construction of production lines and technology development. Mr. Guo has worked as technique engineer of galvanized steel strip manufacturing companies since 1995. Mr. Guo published five articles in major academic periodicals in coating industry. He has a bachelors degree in engineering from Wuhan Technology University.

Timothy P. Halter. Mr. Halter has been the Company’s President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and director since November 2006. On February 1, 2007, Mr. Halter resigned from all offices he held with the Company. On the same date, Mr. Halter submitted his resignation as the Company’s director, which will become effective on the Effective Date. Since 1995, Mr. Halter has been the President and the sole stockholder of Halter Financial Group, Inc., a Dallas, Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance. Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation., a Nevada corporation, Robcor Properties, Inc., a Nevada corporation, and Point Acquisition Corp., a Nevada corporation.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Share Exchange Agreement and as described below, none of the Company’s directors or officers, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers is indebted to the Company.

The Company’s Chinese subsidiaries have a substantial relationship and conduct significant transactions with Shanghai Huaye and its affiliates, which are owned by Ms. Lifang Chen, the Company’s chairman and 85.2% beneficial owner. Shanghai Huaye and approximately 20 of its affiliates act as a primary distributor of the Company’s products and provider of its raw materials. As of September 30, 2006, June 30, 2006 and June 30, 2005, the amounts due from these related parties were $48,239,456, $32,015,374 and $41,868,942, respectively. In addition, as of September 30, 2006, June 30, 2006 and June 30, 2005 the amounts due to these related parties were $39,722,717, $44,538,058 and $43,765,675, respectively.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the full Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors who perform the functions of a nominating committee are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2006, the Board of Directors did not meet, and acted by consent on four occasions.  The Company did not hold an annual meeting in 2006.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to Heather Hamby, Thomas G. Kimble, and Timothy P. Halter, the Company’s former CEOs, and Guoxiang Ni, the Company’s Chief Executive Officer for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name And Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts	All Other Compen-sation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)

Heather Hamby, President, CEO and CFO (1)	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-
Thomas Kimble, President, CEO, CFO (2)	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

Timothy Halter, President, CEO and director (3)	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

Guoxiang Ni CEO and President (4)	2005	$6,250 (RMB 50,000)	$100,000 (RMB 800,000)	-	-	-	-	-
	2004	$6,250 (RMB 50,000)	$93,750 (RMB 750,000)	-	-	-	-	-
	2003	$6,250 (RMB 50,000)	$87,500 (RMB 700,000)	-	-	-	-	-
_____________________________

(1)	Heather Hamby resigned from all offices she held with the Company on October 26, 2006.

(2)	Thomas Kimble resigned from all offices he held with the Company on November 3, 2006.

(3)	Timothy P. Halter resigned from all offices he held with the Company on February 1, 2007.

(4)
On February 1, 2007, in connection with the Share Exchange Agreement, Mr. Ni became the Chief Executive Officer and President of the Company. Prior to the effective date of the reverse acquisition, Mr. Ni served at Sutor as the CEO. The annual, long term and other compensation shown in this table include the amount Mr. Ni received from Sutor prior to the consummation of the Share Exchange Agreement.

Compensation of Directors

Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee. All decisions regarding compensation are determined by the Company’s entire board of directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a stock option plan or stock appreciation rights plan. No stock options or stock appreciation rights were awarded during the fiscal year ended June 30, 2006.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary Sutor has employment agreements with the following executive officers:

Guoxiang Ni, the Company’s Chief Executive Officer and President, entered into an employment agreement effective as of December 26, 2006. Mr. Ni is an employee-at-will and is receiving an annual salary at the range of $100,000 to $200,000 under the agreement.

Yongfei Jiang, the Company’s Chief Financial Officer, Treasurer and Secretary entered into an employment agreement effective as of December 26, 2006. Mr. Jiang is an employee-at-will and is receiving an annual salary at the range of $30,000 to $60,000 under the agreement.

Liuhua Guo, the Company’s Chief Technology Officer, entered into an employment agreement effective as of December 26, 2006. Mr. Guo is an employee-at-will and is receiving an annual salary at the range of $30,000 to $60,000 under the agreement.

The Company’s executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended June 30, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.